EXHIBIT 12

                          ROHM AND HAAS COMPANY
                             AND SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (MILLIONS OF DOLLARS)

                      NINE MONTHS
                         ENDED                YEAR ENDED DECEMBER 31,
                       SEPT. 30,   --------------------------------------------
                         1995       1994      1993      1992     1991     1990
                      -----------  ------    ------    ------   ------   ------
Earnings before
   income taxes         $ 339      $ 407     $ 194     $ 261    $ 240    $ 313
Fixed charges              60         82        79        83       79       77
Capitalized interest
   adjustment              (4)        (2)       (7)       (3)      (6)     (17)
Undistributed earnings
   adjustment              (5)        (2)        6         2       (2)      (5)
                      -----------  ------    ------    ------   ------   ------
      Earnings          $ 390      $ 485     $ 272     $ 343    $ 311    $ 368
                      -----------  ------    ------    ------   ------   ------
Ratio of earnings
   to fixed charges       6.5        5.9       3.4       4.1      3.9      4.8
                     ------------  ------    ------    ------   ------   ------

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.

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